GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

September 26, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2005

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated September 19, 2005 with regard to the above referenced filing. Our response is as follows:

1. In connection with the bill and hold arrangements, we are not obligated to perform  installation services.

2. Revenues in connection with installation services related to bill and hold arrangements  are recognized when provided and accepted by the Customer. The Company’s wholly  owned subsidiary, MBS Construction, provides this service to the Company’s modular  structure customers as well as to non-modular structure customers, and is considered a  separate unit of accounting and profit- center.

The installation services have value to the customer whether the Company provides the installation, or a third party renders the service.

The fair value of the installation service is objectively determined by comparing prices the Company charges to the prices other contractors charge. The price charged by the Company is established by management based upon their experience and prices charged by competitors in the marketplace.

September 26, 2005
Mr. Josh Forgione
Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2005

The arrangements with the customers include a general right of return since the customer has the right to require the installation to be corrected, or replaced if is not accepted.

We agree to disclose our policies for accounting for installation services as required by EITF 00-21, paragraph 18 in future filings.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/Phillip O. Hamilton
Phillip O. Hamilton
Chairman & CEO